Filed by Tyhee Gold Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Santa Fe Gold Corporation
Commission File Number: 001-12974
February 14, 2014	For immediate release
Release: 15 Series Release 4	TSX Venture: TDC

TYHEE GOLD: RMB LOAN TRANSACTION CLOSED

VANCOUVER, British Columbia (February 14, 2014) - Tyhee Gold Corp. (TSX Venture: TDC) (the "Company" or "Tyhee") is pleased to announce that the previously announced Note Purchase Agreement ('the Agreement") with RMB Australia Holdings Limited ("RMB Australia") has received regulatory approval from the TSX Venture Exchange, enabling the transaction to be completed. Under the terms of the Agreement, RMB Australia has provided the Company with a US$5 million loan (the "RMB Note"), which has a six-month term and bears interest at 2% per month, all of which was paid on closing.

This successful closing represents another important step in support of Tyhee's previously announced plans to acquire Santa Fe Gold Corporation ("Santa Fe") (OTCQB: SFEG). Tyhee has agreed to lend Santa Fe US$3 million (the "Bridge Loan") to repay a portion of that company's accounts payable, with the first advance to be made on or before February 15, 2014. Tyhee will use a portion of the proceeds of the RMB Note to make the Bridge Loan advance.

Upon completion of this proposed merger, Tyhee's core assets will include the Summit mine and Lordsburg Mill in New Mexico, and the Yellowknife Gold Project ("YGP") in Canada's Northwest Territories, a significant and much larger, but longer term, growth asset.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Tyhee and Santa Fe intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including the filing by Tyhee with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which will include a preliminary prospectus and related materials to register the Tyhee Shares and Tyhee Warrants to be issued in exchange for Santa Fe common shares. The Registration Statement will incorporate a proxy statement/ prospectus (the "Proxy Statement/Prospectus") that Santa Fe plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Santa Fe, Tyhee, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Santa Fe and Tyhee through the web site maintained by the SEC at www.sec.gov.

Santa Fe and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Santa Fe in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Santa Fe's annual report on Form 10-K, which was filed with the SEC on September 30, 2013. This document is available free of charge at the SEC's web site at www.sec.gov.

Tyhee and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Santa Fe in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.

For further information please contact:
Brian Briggs President - Tyhee Gold O: 604 681-2877 info@tyhee.com	Pierce Carson President & CEO Santa Fe Gold O: (505) 255-4852 pcarson@santafegoldcorp.com	Greg Taylor Investor Relations - Tyhee Gold O: 905 337-7673 C: 416 605-5120 gtaylor@tyhee.com

The RMB Note, has not been, nor will it be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the issuer and management, as well as financial statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

All statements in this news release that address events or developments that the Company expects to occur, other than statements of historical facts, is "forward-looking information." Forward-looking information is necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Forward looking statements made in this news release include all statements related to: the Company's intentions to complete the Company's merger with Santa Fe, and the planned Bridge Loan and cash injection into Santa Fe.

Such forward-looking information is based on management's reasonable estimates and assumptions, including without limitation, assumptions about: general economic conditions and conditions in the financial markets; limited changes in demand and prices for minerals; the ability of the Company to access sufficient financing as contemplated in this news release; the ability of the Company to identify appropriate merger or acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms or to realize the expected benefits of any transaction; the ability of the Company to satisfy the conditions in any agreement related to such a transaction; the belief that due diligence investigations of any involved party will not identify any materially adverse facts or circumstances; that the required approvals will be obtained from shareholders; that all required third party, regulatory and government approvals will be obtained; and that Tyhee will be able to achieve its operational, production and/or financial objectives in respect of any acquisition and generally.

The forward-looking information in this news release is made as of the date of this news release, and Tyhee disclaims any intention or obligation to update or revise such information, except as required by applicable law. This news release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.